

EDUM

Sarah-Jane Thomas LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $25,000

Offering End Date: September 7, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $15,000

Company Details:

Name: Sarah-Jane Thomas LLC

Founded: October 9, 2015

Address: 12803 Cara Drive
         Woodbridge, VA 22192

Industry: Education & Consulting

Employees: 1

Website: https://www.edumatch.org/

Use of Funds Allocation:

If the maximum raise is met:

$15,000 (60.00%) - of the proceeds will go towards marketing
$7,000 (28.00%) - of the proceeds will go towards working capital
$1,875 (7.50%) - of the proceeds will go towards administrative support
$1,125 (4.50%) - of the proceeds will go towards SMBX's capital raise fee

Social:

LinkedIn: 4,588 Followers

SMBx



Business Metrics:

	FY21	FY22	YTD 7/6/2023
Total Assets	$11,307	$6,273	$12,361
Cash & Cash Equivalents	$11,307	$1,283	$6,511
Accounts Receivable	$0	$5,000	$5,850
Short-term Debt	$1,981	$6,436	$7,476
Long-term Debt	$5,264	$0	$24,545
Revenue	$136,918	$96,857	$40,715
Cost of Goods Sold	$114,855	$76,185	$38,569
Taxes	$0	$0	$0
Net Income	-$457	-$2,169	-$20,514

Recognition:

Sarah-Jane Thomas LLC's (DBA EduMatch) founder Sarah-Jane Thomas, PhD is a Regional Technology Coordinator in Prince George's County Public Schools. Sarah is also a Google Certified Innovator, Google Education Trainer, and founder of the EduMatch project, which promotes connection and collaboration among educators around the world. Through EduMatch, Sarah has published several collaborative and individual books, and serves as President on the Board of Directors for EduMatch Foundation, Inc. Sarah is also on the leadership team of the ISTE Digital Equity PLN, and Affiliate Faculty at Loyola University in Maryland. EduMatch is returning for a second round of funding to build on the success of the first.

About:

Sarah-Jane Thomas LLC (DBA EduMatch) connects educators around the world with similar passions and interests who wish to grow and expand their learning. The vision of EduMatch is to promote authentic educator and student sharing. They seek to amplify all voices, including those which have been historically silenced. They firmly believe that progress will be attained by stakeholders of all roles learning and growing together.

For more information, contact our Customer Support Team at support@thesmbx.com

